                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

            Information to be Included in Statements Filed Pursuant
           to Rule 13d-1(a) and Amendments thereto Filed Pursuant to
                                 Rule 13d-2(a)


                          PAMIDA HOLDINGS CORPORATION
                          ---------------------------
                               (Name of Issuer)

                                 COMMON STOCK
                        -----------------------------
                        (Title of Class of Securities)

                                  697642-10-6
                                -------------
                                (CUSIP Number)

                                 Lance C. Balk
                                Kirkland & Ellis
                              153 East 53rd Street
                              New York, NY  10022
                                 (212) 446-4940
________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                  May 10, 1999
            _______________________________________________________
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697642-10-6                                    PAGE 2 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      399 Venture Partners, Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4                                                                  WC

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                                  Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  907,387*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                  907,387*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  907,387*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                        15.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                           CO
------------------------------------------------------------------------------
* Excludes 3,050,473 shares of Nonvoting Common Stock, all or a portion of which may be convertible into an equal number of shares of Common Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697642-10-6                                    PAGE 3 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Citibank, N.A.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4                                                                 OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                                  Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  907,387*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                  907,387*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  907,387*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                        15.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                           BK
------------------------------------------------------------------------------

* Excludes 3,050,473 shares of Nonvoting Common Stock, all or a portion of which may be convertible into an equal number of shares of Common Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697642-10-6                                    PAGE 4 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Citicorp

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4                                                                 OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                                  Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  907,387*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                  907,387*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  907,387*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                        15.1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                           HC
------------------------------------------------------------------------------
     * Excludes 3,050,473 shares of Nonvoting Common Stock, all or a portion of which may be convertible into an equal number of shares of Common Stock.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 697642-10-6                                    PAGE 5 OF 17 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Citigroup Inc.

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4                                                                 OO

------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
                                                                  Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                                                                  908,387*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                                                                  908,387*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
                                                                  908,387*

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
                                                                        15.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
                                                                           HC
------------------------------------------------------------------------------
     * Excludes 3,050,473 shares of Nonvoting Common Stock, all or a portion of which may be convertible into an equal number of shares of Common Stock.

          This statement on Schedule 13D (the "Statement") is filed with the Securities and Exchange Commission pursuant to Rule 13d-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Item 1.   Security and Issuer.
------------------------------

          This Statement relates to the Common Stock, par value $.01 per share (the "Common Stock"), of Pamida Holdings Corporation, a Delaware corporation ("Issuer"). The address of the principal executive offices of the Issuer is 8800 "F" Street, Omaha, Nebraska 68127.

Item 2.   Identity and Background.
----------------------------------

          This Statement is being filed by 399 Venture Partners, Inc. ("399 Venture Partners"), Citibank, N.A. ("Citibank"), Citicorp and Citigroup Inc. ("Citigroup") (together, the "Reporting Persons").

          (a)-(c) and (f) 399 Venture Partners is a Delaware Corporation. The address of its principal business office is 399 Park Avenue, New York, New York 10043. 399 Venture Partners is principally engaged in the business of venture capital investment. Citibank is a national banking association and is the sole stockholder of 399 Venture Partners. The address of its principal business office is 399 Park Avenue, New York, New York 10043. Citibank is a member of the Federal Reserve System and the Federal Deposit Insurance Corp.

          Citicorp is a Delaware corporation and is the sole stockholder of Citibank. Citicorp is a U.S. bank holding company. The address of its principal business office is 399 Park Avenue, New York, New York 10043.

          Citigroup is a Delaware corporation and is the sole stockholder of Citicorp. The address of the principal business office of Citigroup is 153 East 53rd Street, New York, New York 10043. Citigroup is a diversified holding company whose businesses provide a broad range of financial services to consumer and corporate customers around the world. Citigroup's activities are conducted through its Global Consumer, Global Corporate and Investing Bank, Asset Management and Investment Activities segments. A joint filing agreement of the Reporting Persons is attached hereto as Exhibit 1.

          The following information with respect to each executive officer and director of 399 Venture Partners and Citigroup is set forth in Schedule A and B hereto: (i) name, (ii) business address, (iii) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted, together with the principal business and address of any such corporation or organization other than the Reporting Persons for which such information is set forth above. The citizenship of each of the individuals identified pursuant to Paragraphs (a) through (c) is identified on Schedule A and B hereto.

          (d)-(e) During the last five years, none of the Reporting persons or, to the best knowledge of the Reporting Persons, any of the persons listed on Schedules A and B hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                                (Page 6 of 17)

Item 3.   Source and Amount of Funds or Other Consideration.
------------------------------------------------------------

          399 Venture Partners acquired beneficial ownership of the securities that are the subject of this filing in the ordinary course of its business, with working capital and in exchange for debt securities of the Issuer, which debt securities were acquired in the ordinary course of business with working capital.

Item 4.   Purpose of Transaction.
---------------------------------

          (a)-(b) Except as described in the next paragraph, the shares of Common Stock that are the subject of this Statement were acquired by 399 Venture Partners in the ordinary course of business for investment purposes. 399 Venture Partners acquired shares of Common Stock, Preferred Stock and certain debt securities of the Issuer in 1986 prior to the Issuer's initial public offering in 1990. 399 Venture Partners subsequently converted its Preferred Stock into debt securities which were then converted into shares of Nonvoting Common Stock in connection with a recapitalization of the Issuer in November 1997. The shares of Nonvoting Common Stock are convertible into the same number of shares of Common Stock subject to conditions contained in the Issuer's Restated Certificate of Incorporation and to the rules and regulations of the Small Business Administration.

          On May 10, 1999, the Issuer entered into an Agreement and Plan of Merger (the "Merger Agreement") with Shopko Stores, Inc. and Shopko Merger Corp. (together, the "Buyer"), pursuant to which the Buyer has proposed to make a cash tender offer (the "Offer") to acquire all of the Issuer's issued and outstanding shares of Common Stock. Upon consummation of the Offer, the Buyer will be merged with and into the Issuer (the "Merger") with the Issuer being the surviving corporation (the "Surviving Corporation").

          To induce the Buyer to enter into the Merger Agreement, 399 Venture Partners entered into a Stockholder and Purchase Agreement with the Buyer dated as of May 10, 1999 (the "Stockholder and Purchase Agreement"). Pursuant to the Stockholder and Purchase Agreement, 399 Venture Partners has agreed that, (a) it will vote its shares of Common Stock in favor of the Merger and the Merger Agreement; (b) it will vote its shares of Common Stock against (i) any other merger agreement or merger, consolidation, combination, sale of substantial assets, reorganization, recapitalization, dissolution, liquidation or winding up of or by the Issuer or any other Takeover Proposal (as defined in the Merger Agreement) or (ii) any amendment of the Issuer's Certificate of Incorporation or Bylaws or other proposal or transaction involving the Issuer or any of its subsidiaries, which amendment or other proposal or transaction would in any manner impede, frustrate, prevent or nullify the Merger, the Merger Agreement or any of the other transactions contemplated by the Merger Agreement; (c) it will not (i) sell, transfer, pledge, assign or otherwise dispose of, or enter into any contract, option or other arrangement (including any profit sharing arrangement) with respect to the sale, transfer, pledge, assignment or other disposition of, its shares of Common Stock to any person other than the Offeror or the Offeror's designee or (ii) enter into any voting arrangement, whether by proxy, voting agreement or otherwise, in connection, directly or indirectly, with any Takeover Proposal; (d) it will not, and will not permit any investment banker, attorney or other adviser or representative of 399 Venture Partners to,
(i) directly or indirectly solicit, initiate or encourage the submission of, any Takeover Proposal or (ii) directly or indirectly participate in any discussions or negotiations regarding, or furnish to any person any information with respect to, or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal; and (e) so long as the Merger Agreement has not been terminated, 399 Venture Partners will tender pursuant to the Offer and not withdraw its shares of Common Stock.

          In addition, 399 Venture Partners has granted the Buyer an irrevocable option to purchase from time to time its shares of Nonvoting Common Stock at a price of $11.50 per share. The option is mandatorily exercisable by the Buyer immediately after the Buyer purchases any shares of Common Stock in the Offer. The option may also be exercised by the Buyer upon the occurrence of certain termination events relating to the Merger Agreement ("Termination Trigger Events"). The option terminates on the earliest

                                (Page 7 of 17)
of (i) certain termination events relating to the Merger Agreement other than Termination Trigger Events, (ii) 60 days following any termination of the Merger Agreement that constitutes a Termination Trigger Event, (iii) the acquisition of 30% or more of the shares of Common Stock by a person or "group" (as defined in Section 13(d)(3) of the Exchange Act) or a greater than 1% increase in the beneficial ownership of shares of Common Stock by 399 Venture Partners or (iv) the amendment of the Merger Agreement in a manner adverse to 399 Venture Partners without the consent of 399 Venture Partners, which consent shall not be unreasonably withheld or delayed. 399 Venture Partners' other obligations under the Stockholder and Purchase Agreement terminate upon the termination of the option.

          Without connection to the acquisition of the shares of Common Stock and Nonvoting Common Stock by 399 Venture Partners, a subsidiary of Citigroup acquired shares of Common Stock of the Issuer for third party accounts managed by such subsidiary, as described in Item 5 below. The Citigroup subsidiary reviews its holdings of Issuer securities on a continuing basis. Depending on such evaluations of the Issuer's business and prospects, and upon future developments (including, but not limited to, market prices of the Common Stock and availability and alternative uses of funds, as well as conditions in the securities markets and general economic and industry conditions), the Citigroup subsidiary may acquire other securities of the Issuer or sell all or a portion of its Common Stock or other securities of the Issuer now owned or hereafter acquired.

          The Offer is conditioned upon the number of shares of Common Stock validly tendered, combined with the number of shares of Common Stock already owned by the Buyer, constituting at least 51% of the then outstanding shares of Common Stock determined on a fully diluted basis (assuming the exercise of all options to purchase Common Stock but not assuming the conversion of the shares of Nonvoting Common Stock), in addition to other things. The parties expect to consummate the merger by the end of the third quarter of this year assuming the satisfaction or waiver of all applicable conditions.

          (c) Not Applicable.

          (d) Pursuant to the Merger Agreement, promptly upon the purchase by the Buyer of shares of Common Stock pursuant to the Offer, the Buyer is entitled to designate up to such number of directors on the board of directors of the Issuer (the "Board") as shall give the Buyer representation equal to the product of the total number of directors on the Board multiplied by the percentage that the aggregate number of shares of Common Stock beneficially owned by the Buyer at such time bears to the total number of shares of Common Stock then outstanding and, subject to the provisions of its Restated Certificate of Incorporation, the Issuer shall promptly take all actions necessary to cause the Buyer's designees to be elected as directors of the Issuer, including increasing the size of the Board or securing the resignations of incumbent directors, or both.

          (e) In connection with the Merger and pursuant to the Merger Agreement, each share of Common Stock and Nonvoting Common Stock (except for those owned by the Buyer or the Issuer) will be canceled and converted automatically into the right to receive from the Surviving Corporation an amount equal to the price paid in the Offer. Each share of Common Stock of the Buyer issued and outstanding immediately prior to the Merger will be converted into one fully paid and nonassessable share of Common Stock of the Surviving Corporation. The equity capitalization of the Surviving Corporation will consist solely of common stock. The Merger Agreement provides that if the amounts owing under Pamida's senior bank facility and the indenture relating to the Senior Subordinated Notes become due and payable as a result of the Buyer's purchase of shares pursuant to the Offer, the Buyer shall loan to the Issuer an amount sufficient to repay the senior bank facility and to repurchase the Senior Subordinated Notes on terms no less favorable to the Issuer than those contained in the senior bank facility and indenture, as applicable.

          (f)  Not Applicable.

                                (Page 8 of 17)

          (g) In connection with the Merger and pursuant to the Merger Agreement, the Issuer's charter and bylaws will become the charter and bylaws of the Surviving Corporation.

          (h) - (j)  Not applicable.

Item 5.  Interest in Securities of the Issuer:
---------------------------------------------

          (a)-(b) 399 Venture Partners beneficially owns 907,387 shares of Common Stock, representing approximately 15.1% of the outstanding shares of such class as to which it has sole voting power and dispositive power. Citibank and Citicorp, exclusively through their holding company structures, also both beneficially own the same 907,387 shares of Common Stock, representing approximately 15.1% of the outstanding shares of such class as to which each has sole voting and dispositive powers. Citigroup, through its direct and indirect subsidiaries (including those described in the second paragraph of Item 4) beneficially owns 908,387 shares of Common Stock representing approximately 15.7% of the outstanding shares of such class as to which it has sole voting and dispositive powers.

          Except as stated above, none of the Reporting Persons and, to the best knowledge of the Reporting Persons, none of the persons listed on Schedule A and B, beneficially owns any of the shares of capital stock of the Issuer.

          (c) Not applicable.

          (d) Not applicable.

          (e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
To Securities of the Issuer.
----------------------------

          In connection with the Merger Agreement, 399 Venture Partners granted the Buyer an option to acquire all its shares of Common Stock and Nonvoting Common Stock. 399 Venture Partners understands that certain individuals, each of whom is named below, also presently intend to tender their shares of Common Stock to the Buyer pursuant to the Offer. Although the Reporting Persons and such individuals may be deemed to be have formed a "group" within the meaning of
Section 13(d) or 13(g) of the Exchange Act, the disclosure set forth in this Schedule shall not be construed as an admission that such persons have in fact formed such a "group."

          The individuals described above include Frank A. Washburn, Steven F. Fishman (each of whom are officers and members of the board of directors of the Issuer), Peter J. Sodini, L. David Callaway, III and Stuyvesant P. Comfort (each of whom are members of the board of directors of the Issuer) and M. Saleem Muqaddam (who is an officer of 399 Venture Partners and is a member of the board of directors of the Issuer).

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

          1. Joint Filing Agreement, dated as of May 14, 1999, by and among 399 Venture Partners, Inc., Citibank, Citicorp and Citigroup.

          2. Agreement and Plan of Merger, dated as of May 10, 1999, by and among Shopko Stores, Inc., Shopko Merger Corp. and Pamida Holdings Corporation.

          3. Stockholder and Purchase Agreement dated as of May 10, 1999, among Shopko Stores, Inc., Shopko Merger Corp. and 399 Venture Partners, Inc.

                                (Page 9 of 17)

                                   SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  May 14, 1999


                                    399 VENTURE PARTNERS, INC.


                                    By: /s/ Helene Shavin
                                       ----------------------------------------
                                            Name:  Helene Shavin
                                            Title: Vice President


                                    CITIBANK, N.A.


                                    By: /s/ Glenn S. Gray
                                       ----------------------------------------
                                            Name:  Glenn S. Gray
                                            Title: Vice President and Assistant
                                                   Secretary


                                    CITICORP


                                    By: /s/ Glenn S. Gray
                                       ----------------------------------------
                                            Name:  Glenn S. Gray
                                            Title: Assistant Secretary



                                    CITIGROUP INC.


                                    By: /s/ Glenn S. Gray
                                       ----------------------------------------
                                            Name:  Glenn S. Gray
                                            Title: Assistant Secretary

                                (Page 10 of 17)

                                                                      SCHEDULE A

                       Executive Officers and Directors
                                      of
                          399 Venture Partners, Inc.

          The names of the Directors and the names and title of the Executive Officers of 399 Venture Partners, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with 399 Venture Partners, Inc.

Name Title and Citizenship    Principal Occupation and Business Address
----------------------------  -----------------------------------------
Helene B. Shavin              Vice President & Assistant Secretary

William T. Comfort            Chairman and Director

Richard M. Cashin             Vice President

Lauren M. Connelly            Vice President & Secretary

Charles E. Corpening          Vice President

Michael A. Delaney            Vice President

Ann Goodbody                  Director

Ian D. Highet                 Vice President

David Y. Howe                 Vice President

Thomas Jones                  Director

Byron L. Knief                Vice President

Richard E. Mayberry           Vice President

Thomas F. McWilliams          Vice President

M. Saleem Muqaddam            Vice President

Frederick Roesch              Director

Paul C. Schorr                Vice President

Joseph M. Silvestri           Vice President

David F. Thomas               President

James A. Urry                 Vice President

John D. Weber                 Vice President

Thomas H. Sanders             Vice President


                                (Page 11 of 17)

                                                                      SCHEDULE B

                       Executive Officers and Directors
                                      of
                                Citigroup Inc.

          The names of the Directors and the names and title of the Executive officers of Citigroup and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

Name Title and Citizenship      Principal Occupation and Business Address
--------------------------      -----------------------------------------
C. Michael Armstrong            Chairman & Chief Executive Officer
Director                        AT&T Corp.
                                295 North Maple Avenue
                                Basking Ridge, New Jersey 07920

Alain J.P. Belda                President & Chief Operations Officer
Director (Brazil)               ALCOA Inc.
                                201 Isabella Street
                                Pittsburgh, Pennsylvania 15212-5858

Kenneth J. Bialkin              Partner
Director                        Skadden, Arps, Slate, Meagher & Flom LLP
                                919 Third Avenue
                                New York, New York 10022

Kenneth T. Derr                 Chairman & Chief Executive Officer
Director                        Chevron Corporation
                                575 Market Street
                                San Francisco, California 94105

John M. Deutch                  Institute Professor
Director                        Massachusetts Institute of Technology
                                77 Massachusetts Avenue, Room 6-208
                                Cambridge, Massachusetts 02139

Ann Dibble Jordan               Consultant & Former Director of Social Services
Director                        The University of Chicago Medical Center
                                2904 Benton Place, NW
                                Washington, DC  20008

Reuben Mark                     Chairman & Chief Executive Officer
Director                        Colgate-Palmolive Company
                                300 Park Avenue
                                New York, New York 10022-7499

Michael T. Masin                Vice Chairman, President-International
Director                        GTE Corporation
                                One Stamford Forum
                                Stamford, Connecticut 06904

                                (Page 12 of 17)

Dudley C. Mecum                 Managing Director
Director                        Capricorn Holdings
                                30 East Elm Street
                                Greenwich, Connecticut 06830

Richard D. Parsons              President
Director                        Time Warner, Inc.
                                75 Rockefeller Plaza, 29th Floor
                                New York, New York 10019

Andrall E. Pearson              Chairman & Chief Executive Officer
Director                        Tricon Global Restaurants, Inc.
                                660 Steamboat Road
                                Greenwich, Connecticut 06830

John S. Reed                    Chairman & Co-Chief Executive Officer
Director & Executive Officer    Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Robert B. Shapiro               Chairman & Chief Executive Officer
Director                        Monsanto Company
                                800 North Lindbergh Blvd.
                                Mail Zone DIS
                                St. Louis, Missouri 63167

Franklin A. Thomas              Lawyer/Consultant & Former President,
Director                        The Ford Foundation
                                595 Madison Avenue, 33rd Floor
                                New York, New York 10022

Sanford I. Weill                Chairman & Co-Chief Executive Officer
Director & Executive Officer    Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Edgar S. Woolard, Jr.           Former Chairman & Chief Executive Officer
Director                        E.I. du Pont de Nemours & Company
                                1007 Market Street
                                Wilmington, Delaware 19898

Arthur Zankel                   General Partner
Director                        First Manhattan Company
                                437 Madison Avenue
                                New York, New York 10022

The Honorable Gerald R. Ford    Former President of the United States
Honorary Director               Post Office Box 927
                                Rancho Mirage, California 92270


                                (Page 13 of 17)

Michael A. Carpenter            Co-Chief Executive Officer
Executive Officer               Global Corporate and Investment Bank
                                of Citigroup Inc.
                                388 Greenwich Street
                                New York, New York 10043

Paul J. Collins                 Vice Chairman
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Edward D. Horowitz              e-Citi
Executive Officer               153 East 53rd Street
                                New York, New York 10043

Thomas W. Jones                 Co-Chairman and Chief Executive Officer
Executive Officer               SSB Citi Asset Management Group
                                388 Greenwich Street
                                New York, New York 10013

Robert I. Lipp                  Co-Chief Executive Officer,
Executive Officer               of Citigroup's Global
                                Consumer Business
                                153 East 53rd Street
                                New York, New York 10043

Deryck C. Maughan               Vice Chairman
Executive Officer               Citigroup Inc.
(U.K.)                          153 East 53rd Street
                                New York, New York 10043

Victor J. Menezes               Co-Chief Executive Officer,
Executive Officer               Global Corporate and Investment Bank
(India)                         of Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Heidi G. Miller                 Chief Financial Officer
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Charles O. Prince, III          Co-General Counsel &
Executive Officer               Corporate Secretary
                                Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Mary Alice Taylor               Global Operations & Technology
Executive Officer               Citigroup Inc.
                                1 Court Square
                                Long Island City, New York 11120


                                (Page 14 of 17)

Todd S. Thomson                 Strategy & Business Development
Executive Officer               Citigroup Inc.
                                153 East 53rd Street
                                New York, New York 10043

Marc P. Weill                   Citigroup Investments
Executive Officer               153 East 53rd Street
                                New York, New York 10043



                                (Page 15 of 17)

                                 EXHIBIT INDEX
                                 -------------


Exhibit No.    Document
-----------    --------

1. Joint Filing Agreement, dated as of May 14, 1999, by and among 399 Venture Partners, Inc., Citibank, Citicorp and Citigroup.

2. Agreement and Plan of Merger, dated as of May 10, 1999, by and among Shopko Stores, Inc., Shopko Merger Corp. and Pamida Holdings Corporation.

3. Stockholder and Purchase Agreement dated as of May 10, 1999, among Shopko Stores, Inc., Shopko Merger Corp. and 399 Venture Partners, Inc.

                                (Page 16 of 17)